Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

Dear Fellow Stockholder, On July 20, 2016, at a Special Meeting of DuPont stockholders, you will have the opportunity to approve an important development in the history of DuPont — the proposed merger of equals of DuPont and The Dow Chemical Company. This transaction is an extraordinary opportunity to deliver long-term sustainable growth and value for DuPont stockholders. Please take a moment of your time today to review the enclosed material and vote “FOR” the adoption of the merger agreement and related matters. The merger, once completed, will bring together the highly complementary portfolios of DuPont and Dow to create DowDuPont Inc. (“DowDuPont”). As we integrate the capabilities of these two outstanding companies, we will create three highly focused, industry leading businesses in Agriculture, Material Science and Specialty Products. We expect to deliver significant value by generating at least $3 billion in cost synergies and $1 billion in growth synergies, and each business will be more competitive, more resilient and better equipped to deliver growth and long-term sustainable value for our stockholders than either DuPont or Dow could on its own. The three businesses will include: A leading global Agriculture business that unites the complementary seeds and crop protection businesses of DuPont and Dow, and is expected to have the most comprehensive and diverse portfolio in the agriculture industry, as well as a robust pipeline with exceptional growth opportunities in the near—, mid— and long—term. A leading global Material Science business that will be a low—cost, innovation—driven leader, providing customers in high—growth, high—value industry segments—such as packaging, transportation, and infrastructure solutions—with a broad and deep portfolio of offerings. A leading global Specialty Products business that will be a technology-driven innovation leader focused on attractive secular growth markets where innovative science capabilities and customer focus offer a clear competitive advantage. Following the consummation of the merger, we intend to take the next value enhancing step—the creation of three strong, highly focused, independent, publicly traded companies, subject to the receipt of approval by the DowDuPont board and any required regulatory approvals. We intend to pursue these separations as soon as practicable following the merger closing, and we expect to complete them no later than 18-24 months after the merger closing. Each of the three individual companies we intend to create will benefit from the world-class talent, highly competitive product portfolios, leading brands, and global reputation of DuPont and Dow. As a result of this transformation, we expect to strengthen our ability to innovate over the long term, enabling greater R&D investment focused in these three end markets than we ever could have in DuPont alone. This investment will enhance our ability to develop the value-added solutions that give our customers a competitive advantage, driving long-term growth that will benefit our employees and the communities in which we operate. By adopting the merger agreement and related matters, you can help your company take a major step forward in this value enhancing process. Therefore, the DuPont Board of Directors unanimously recommends that you vote “FOR” the adoption of the merger agreement and the related matters. We continue to expect the transaction to close in the second half of 2016, subject to satisfaction of customary closing conditions, including receipt of Dow and DuPont stockholder approvals and regulatory approvals.

Your vote is important, no matter how many or how few shares you own. Regardless of whether you plan to attend the Special Meeting of Stockholders, please vote “FOR” the adoption of the merger agreement by telephone, online, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Failing to submit your vote counts as a vote against this value enhancing merger. If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies: INNISFREE M&A INCORPORATED (877) 750-9501 (toll-free from the US and Canada) (412) 232-3651 (from other locations) Thank you for your continued support. Your Board of Directors and management are committed to securing a strong foundation upon which DuPont can use its proven legacy of science-driven innovation to build a future of sustainable long-term growth and stockholder value. Thank you for your investment, Edward D. Breen Chair of the Board and Chief Executive Officer IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following: Dow DuPont 2030 Dow Center 974 Centre Road Midland, MI 48674 Wilmington, DE 19805 Attention: Investor Relations Attention: Investor Relations: 1-989-636-1463 1-302-774-4994 PARTICIPANTS IN THE SOLICITATION Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. A more complete description is available in the Registration Statement and the joint proxy statement/prospectus. NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.